Securities and Exchange Commission
Washington, D. C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Cirrus Logic Inc
Common Stock
CUSIP Number 172755100

Date of Event Which Requires Filing of this Statement:  07/31/2008

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

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CUSIP No. 172755100

1)  Name of reporting person:
    ClearBridge Advisors, LLC
    Tax Identification No.:
    01-0846058

2)  Check the appropriate box if a member of a group:
    a) n/a
    b) x

3)  SEC use only

4)  Place of organization:
    DE

Number of shares beneficially owned by each reporting person with:
5)  Sole voting power:  2,936,616
6)  Shared voting power:  - 0 -
7)  Sole dispositive power: 3,229,729
8)  Shared dispositive power: - 0 -
9)  Aggregate amount beneficially owned by each reporting person:
    3,229,729

10) Check if the aggregate amount in row (9) excludes certain shares:
    n/a

11) Percent of class represented by amount in row (9):
    4.97%

12) Type of reporting person:
    IA



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Item 1a) Name of issuer:
         Cirrus Logic Inc

Item 1b) Address of issuers principal executive offices:
         2901 Via Fortuna
         Austin, TX 78746 United States

Item 2a) Name of person filing:
         ClearBridge Advisors, LLC


Item 2b) Address of principal business office:
         620 8th Avenue
         New York, NY 10018

Item 2c) Citizenship:
         ClearBridge Advisors, LLC
          Delaware Limited Liability Corporation


Item 2d) Title of class of securities:
         Common Stock

Item 2e) CUSIP number: 172755100

Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d 2(b), check whether the person filing is a:
       (a) [ ] Broker or dealer under Section 15 of the Act.
       (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
       (c) [ ] Insurance Company as defined in Section 3(a)(6) of the Act.
       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
       (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
       (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
       (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4) Ownership:
       (a) Amount beneficially owned: 3,229,729
       (b) Percent of Class: 4.97%
       (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
              2,936,616
          (ii) shared power to vote or to direct the vote:
              - 0 -
          (iii) sole power to dispose or to direct the disposition of:
               3,229,729
          (iv) shared power to dispose or to direct the disposition of:
              - 0 -




Item 5)   Ownership of Five Percent or less of a class:
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6)   Ownership of more than Five Percent on behalf of another person:
          n/a

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
          n/a

Item 8)   Identification and classification of members of the group:
          n/a

Item 9)   Notice of dissolution of group:
          n/a

Item 10)  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                         Signature
                        -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       --------------------------------
       Date August 5, 2008


ClearBridge Advisors, LLC


By:    /s/ Terrence Murphy
       Terrence J. Murphy, Chief Operating Officer